Morgan, Lewis & Bockius LLP

One Federal Street

Boston, MA 02110

April 9, 2020

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Legg Mason-Sponsored Funds Preliminary Proxy Statements

Ladies and Gentlemen:

On behalf of each of the registrants in the Legg Mason-Sponsored Funds fund complex listed on Appendix A attached hereto (each, a “Registrant”), we enclose herewith pursuant to Rule 20a-1 under the Investment Company Act of 1940, as amended, and Rule 14a-6(h) under the Securities Exchange Act of 1934, as amended (the “1934 Act”), a revised preliminary copy of each of the letter to shareholders, notice of special meeting, joint proxy statement and form of proxy card to be used in connection with the special meeting of shareholders of each Registrant, marked to show changes from the preliminary proxy statement filed by each Registrant on March 25, 2020.

The purpose of the meetings to which the enclosed materials relate is to solicit shareholder approval of the following proposals: (i) to approve a new management agreement; and (ii) to approve new subadvisory agreement(s).

Pursuant to Rule 14a-6(d) under the 1934 Act, definitive copies of the enclosed materials are intended to be released to shareholders on or about April 14, 2020. Accordingly, as discussed with Mr. David Orlic of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”), we would appreciate it if the Staff would please confirm as soon as possible that the Registrants may release such definitive materials to shareholders.

As discussed with Mr. Orlic, the registrants in the Legg Mason-Sponsored Funds fund complex listed in Appendix B attached hereto confirm that they will file definitive proxy statements that contain disclosure that, except for matters specific to a Registrant, series of a Registrant (a “Fund”), and/or Board, is substantially similar to the disclosure contained in the revised preliminary proxy statement filed herewith.

This letter also responds to comments we received from Mr. Orlic regarding the preliminary proxy statement filed by each Registrant on March 25, 2020. Following are the Staff’s comments with respect to the preliminary proxy statements and the Registrants’ responses thereto:

1.	Comment:	The Staff noted that Saba Capital Management, L.P. filed a preliminary proxy statement in opposition to the proposals in the preliminary proxy statement filed by Western Asset Global High Income Fund Inc. The Staff requested that the Registrant advise the Staff how that will be addressed in the Fund’s proxy statement.

	Response:	The Registrants acknowledge that a preliminary proxy statement has been filed in opposition to the proposals in Western Asset Global High Income Fund Inc.’s preliminary proxy statement. The Registrants also are aware that another proxy statement has been filed by another shareholder. The Registrants have added disclosure noting that certain parties have indicated their opposition to the proposals to approve new management and subadvisory agreements with respect to certain funds, that shareholders may receive solicitation materials, including proxy statements and proxy cards from such other parties, that the Funds request that shareholders not sign or return or vote on any color proxy cards other than a white proxy card provided with the Funds’ proxy statement, that even if a shareholder votes for the proposals on a color proxy card, the holder of the color proxy card may seek to prevent a shareholder’s shares from being counted as present and voted at the meeting, and that the Funds request that shareholders only vote the white proxy card to ensure their vote is counted.

2.	Comment:	The Staff noted that that disclosure in each proxy statement under Board Evaluation states that the disclosure was provided in preliminary draft form and will be superseded by definitive proxy materials to be filed at a later date. The Staff requested that the Registrants file a revised preliminary proxy statement that includes definitive Board Evaluation disclosure.

	Response:	A revised preliminary proxy statement for the Registrants that includes definitive Board Evaluation disclosure is filed herewith. As noted above, the registrants in the Legg Mason-Sponsored Funds fund complex listed in Appendix B attached hereto confirm that they will file definitive proxy statements that contain disclosure that, except for matters specific to a Fund and/or Board, is substantially similar to the disclosure contained in the revised preliminary proxy statement filed herewith.

3.	Comment:	The Staff requested that the revised preliminary proxy statements and revised forms of proxy card be marked to show changes from the initial preliminary materials, in accordance with Rule 14a-6(h).

	Response:	A revised preliminary proxy statement and a revised form of proxy card, each marked to show changes from the initial preliminary materials, are attached hereto.

4.	Comment:	The Staff requested that the Registrants delete the reference to votes being cast for nominees that was inadvertently included in the form of proxy card included in the preliminary proxy statement filings.

	Response:	The Registrants have deleted the statement referred to by the Staff from the form of proxy card.

5.	Comment:	The Staff requested that the applicable Registrants reconcile the statements on the form of insurance company voting instruction card that (i) if no direction is made, the votes attributable to the voting instruction card will be voted for the proposals, and (ii) shares of the Fund(s) for which no instructions are received will be voted in the same proportion as votes for which instructions are received for the Fund(s).

	Response:	The Registrants have deleted from the form of voting instruction card the statement that shares of the Fund(s) for which no instructions are received will be voted in the same proportion as votes for which instructions are received for the Fund(s).

6.	Comment:	The Staff noted that the Registrants state in each proxy statement that the inspectors of election will treat abstentions and “broker non-votes” as present for purposes of determining a quorum. The Staff noted that the proposals in the proxy statement are non-routine proposals with respect to which a broker does not have discretionary voting power. The Staff noted that under NYSE Rules 450-460, if a beneficial owner does not give its broker voting instructions with respect to which the broker does not have discretionary voting power, the broker may not deliver a proxy to the fund and the shares accordingly will not be present at the meeting. That is, it appears that it will never be the case under these facts that a broker that has not received instructions from the beneficial owner will vote on one proposal but not the other (“broker non-votes”). See NYSE Rule 452.13. Accordingly, the Staff requested that the Registrants remove the reference to broker non-votes in this sentence.

	Response:	The Registrants have removed the reference to broker non-votes in the sentence referred to by the Staff.

7.	Comment:	The Staff noted that in each proxy statement, the Registrants state that “in the event of any inconsistency between this Joint Proxy Statement and the agreements described herein, the agreements will control.” The Staff noted that the Registrants have an obligation to accurately summarize the agreements, and requested that the Registrants eliminate the suggestion that they have not done so.

	Response:	The Registrants have deleted the statement referenced by the Staff.

8.	Comment:	The Staff requested that the Registrants revised the disclosure with respect to Section 15(f) of the 1940 Act to disclose each Board’s determination that there will be no “unfair burden” on the Funds pursuant to Section 15(f).

	Response:	The Registrants note that Section 15(f) does not require that a Board determine that the Transaction would not impose an “unfair burden” on any Fund. Accordingly, the Boards did not make that specific determination. However, the Registrants note that, as indicated in the disclosure, the Boards have not been advised by the Legg Mason or Franklin Templeton of any circumstances arising from the Transaction that might result in the imposition of an “unfair burden” and that Franklin Templeton has advised each Board that Franklin Templeton will not take, nor cause its affiliates to take, any action that would have the effect of causing the conditions of Section 15(f) not to be met with respect to the Transaction. The Registrants respectfully submit that no change to the disclosure is required.

9.	Comment:	The Staff requested that the Registrants confirm that the disclosure in each proxy statement with respect to information regarding other funds advised by the Managers and Subadvisers contains all of the information required by Item 22(c)(10) of Schedule 14A.

	Response:	Each Registrant confirms that the disclosure in its proxy statement regarding information with respect to other funds advised by the Managers and Subadvisers contains all of the information required by Item 22(c)(10) of Schedule 14A.

Please call the undersigned at (617) 951-8458 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz

Appendix A

BrandywineGLOBAL– Global Income Opportunities Fund Inc.	(File No. 811-22491)

Clarion Partners Real Estate Income Fund Inc.	(File No. 811-23408)

ClearBridge Energy Midstream Opportunity Fund Inc.	(File No. 811-22546)

ClearBridge MLP and Midstream Fund Inc.	(File No. 811-22405)

ClearBridge MLP and Midstream Total Return Fund Inc.	(File No. 811-22693)

LMP Capital and Income Fund Inc.	(File No. 811-21467)

Western Asset Corporate Loan Fund Inc.	(File No. 811-08985)

Western Asset Emerging Markets Debt Fund Inc.	(File No. 811-21343)

Western Asset Global Corporate Defined Opportunity Fund Inc.	(File No. 811-22334)

Western Asset Global High Income Fund Inc.	(File No. 811-21337)

Western Asset High Income Fund II Inc.	(File No. 811-08709)

Western Asset High Income Opportunity Fund Inc.	(File No. 811-07920)

Western Asset High Yield Defined Opportunity Fund Inc.	(File No. 811-22444)

Western Asset Intermediate Muni Fund Inc.	(File No. 811-06506)

Western Asset Investment Grade Defined Opportunity Trust Inc.	(File No. 811-22294)

Western Asset Managed Municipals Fund Inc.	(File No. 811-06629)

Western Asset Middle Market Debt Fund Inc.	(File No. 811-22734)

Western Asset Middle Market Income Fund Inc.	(File No. 811-22582)

Western Asset Mortgage Opportunity Fund Inc.	(File No. 811-22369)

Western Asset Municipal Defined Opportunity Trust Inc.	(File No. 811-22265)

Western Asset Municipal High Income Fund Inc.	(File No. 811-05497)

Western Asset Municipal Partners Fund Inc.	(File No. 811-07362)

Western Asset Variable Rate Strategic Fund Inc.	(File No. 811-21609)

Appendix B

Legg Mason Global Asset Management Trust	(File No. 811-22338)

Legg Mason Partners Equity Trust	(File No. 811-06444)

Legg Mason ETF Investment Trust	(File No. 811-23096)

Legg Mason Partners Variable Equity Trust	(File No. 811-21128)

Legg Mason Partners Income Trust	(File No. 811-04254)

Western Asset Funds, Inc.	(File No. 811-06110)

Legg Mason Partners Institutional Trust	(File No. 811-06740)

Legg Mason Partners Money Market Trust	(File No. 811-04052)

Legg Mason Partners Premium Money Market Trust	(File No. 811-05812)

Master Portfolio Trust	(File No. 811-10407)

Legg Mason Partners Variable Income Trust	(File No. 811-06310)

Western Asset Investment Grade Income Fund Inc.	(File No. 811-02351)

Western Asset Premier Bond Fund	(File No. 811-10603)